04036069

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Mining Holdings Inc.

*CURRENT ADDRESS 10-1 Toranamon 2-chome
Minato-ku, Tokyo 105-0001
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

FILE NO. 82- 34805 FISCAL YEAR 0

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 8-5-04

82-34805

April 2, 2003
Nippon Mining Holdings, Inc.

Revisions to Earnings Forecast

In light of the results of a recent financial health checkup, we have revised our earnings forecast, which was made public when our interim financial results were announced on November 20, 2002.

1. Revisions to consolidated earnings forecast for fiscal year 2003 (period beginning April 1, 2002 and ending March 2003)

(In millions of yen)

	Net sales	Operating income	Net income
Forecast announced on November 20, 2002 (A)	2,120,000	24,000	2,000
Revised forecast (B)	2,150,000	36,000	3,000
Increase or decrease (B-A)	+30,000	+12,000	+1,000
Percentage increase or decrease	1.4%	50.0%	50.0%

2. Reasons

Due to increases in both sales and profits in the petroleum segment, the consolidated operating income is expected to increase by 12 billion yen to 36 billion yen. Consolidated net income for this fiscal year is expected to increase by 1 billion yen to 3 billion yen despite extraordinary losses from impaired equity securities and retirement of fixed assets.

(Please note) You will be deemed the primary recipient(s) of corporate insider information by virtue of the provisions in Paragraph 3 of Article 166 of the Securities and Exchange Law of Japan until the elapse of twelve (12) hours from the time when this press release was made (until approximately 4:30 p.m. on April 3, 2003).

Exhibit B

April 2, 2003
Nippon Mining Holdings, Inc.

Loss from Market Valuation of Securities as of March 31, 2003

Nippon Mining Holdings, Inc. announced an estimate for losses from the revaluation of other securities owned by its consolidated subsidiaries against market value as of March 31, 2003 based on accounting standards for financial products. The loss occurred mainly due to the decline of the stock market. Nippon Mining Holdings, Inc. owned no other securities valued at market price as of the end of March 31, 2003.

(A) Total loss on revaluation of other securities with market value as of March 31, 2003 (estimated on a consolidated basis)	12.3 billion yen

(For reference) Below is a comparison with the consolidated results of the former Japan Energy Corporation (renamed the Japan Energy Electronic Materials, Inc. on April 1, 2004 as a result of a spin-off of its oil business) for the fiscal year ending March 1, 2002. The fiscal year ending March 1, 2003 was the first year for Nippon Mining Holdings, Inc.

(B) Net assets as of March 31, 2002 (A / B × 100)	181.5 billion yen (6.8%)
(C) Net income for fiscal year ending March 31, 2002 (A / C × 100)	0.3 billion yen (4100.0%)

(Note) Nippon Mining Holdings, Inc.'s financial statement for fiscal year ending March 31, 2003 is a continuation of the former Japan Energy Corporation's financial statement.

For the earnings forecast for fiscal year ending March 31, 2003, please refer to the announcement concerning revisions to earnings forecast which was released today.

Exhibit C

RECEIVED
2004 JUL 30 P 4: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 3, 2003

Akihiko Nomiyama, President
Nippon Mining Holdings, Inc.
2-10-1 Toranomon, Minato-ku, Tokyo

Invitation to the First General Meeting of Shareholders

To Our Shareholders:

We hereby invite you to the First General Meeting of Shareholders (see details below). If you are unable to attend the meeting, please review the Reference Material for the General Meeting of Shareholders which accompanies this notice, fill out the enclosed Voting Form, sign and return it no later than Tuesday, June 24, 2003.

1. Time and date: Wednesday, June 25, 2003, 10:00 a.m.

2. Place: Nissho Hall, Nihon Shobo Kaikan 2F
2-9-16 Toranomon, Minato-ku, Tokyo

3. Meeting Agenda:

Matters to be reported:

Financial Report, Balance Sheet and Profit and Loss Statement for the first fiscal year (from September 27, 2002 to March 31, 2003)

Matters to be resolved:

1. Approval for proposed appropriation of earnings from the first fiscal year.
2. Reduction of capital reserves, as explained in the attached Reference Material for the General Meeting of Shareholders.
3. Amendments to the Company's Articles of Incorporation, as explained in the attached Reference Material for the General Meeting of Shareholders.
4. Election of 10 directors.
5. Election of 4 corporate auditors.
6. Retirement and special service allowances for retiring board members and auditors.

Exhibit D

June 25, 2003

Yasuyuki Shimizu, President
Nippon Mining Holdings, Inc.
2-10-1 Toranomon, Minato-ku, Tokyo

Report of the First General Meeting of Shareholders

To Our Shareholders:

Please be notified that the following actions were taken at the First General Meeting of Shareholders held today.

Matters reported: Financial Report, Balance Sheet and Profit and Loss Statement for the first fiscal year (from September 27, 2002 to March 31, 2003)

The above accounting documents were presented and explained.

Resolutions:

1. Approval for proposed appropriation of earnings for the first fiscal year.

   This proposal was approved and passed in its original form.
   (Cash dividends of 4 yen per share)

2. Reduction of capital reserves

   This proposal was approved and passed in its original form. Capital reserves of 241,807,642,173 yen will be reduced by 100 billion yen. This amount will be transferred to capital surplus.

3. Amendments to the articles of incorporation

   This proposal was approved and passed in its original form. Amendments include changes necessitated by the introduction of procedures for purchasing odd-lot shares and reissuing lost stock certificates and the establishment of new rules with regard to reducing the quorum needed for voting on extraordinary resolutions at the General Meeting of Shareholders.

4. Election of 10 directors

Akihiko Nomiyama, Isao Matsuhita, Takeshi Inoue, Toru Kihara, Fumio Ito, Mitsunori Takahagi, Kazuo Oki and Masanori Okada were reelected and Yasuyuki Shimizu and Satoshi Uno were newly elected, and each accepted office.

5. Election of 4 corporate auditors

   Takeshi Tsuji, Sota Kobayashi and Takaaki Fuchita were reelected and Chihiro Yamaguchi was newly elected, and each accepted office. Sota Kobayashi and Takaaki Fuchita became external auditors as prescribed under Article 18, Section 1 of the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing.

6. Retirement and special service allowances for retiring board members and auditors

   A resolution passed with regard to retirement and special service allowances to be paid to Suguru Sakamoto, a retiring director, and Yoshiro Yamamoto, a retiring auditor, within reasonable bounds and in accordance to the Company's standards. The amount, time and method of payment to the retiring director and the retiring auditor shall be left to the discretion of the Board of Directors and Corporate Auditors respectively.

Exhibit E

August 1, 2003
Nippon Mining Holdings, Inc.

Re: Reorganization of Nippon Mining Holdings Group and Improvement of its Financial Health

To the Press:

Nippon Mining Holdings, Inc. (headquartered in Toranomon 2-chome, Minato-ku, Tokyo, headed by Yasuyuki Shimizu, president, hereinafter referred to as NMH) has revised its organizational structure to be agile and suited to the company's group operations since its establishment in September 2002. As part of the group's reorganization plan, Japan Energy Corporation will be renamed the Japan Energy Electronic Materials, Inc. (headquartered at Toranomon 2-chome, Minato-ku, Tokyo, headed by Mitsunori Takahagi, president). It will spin off its oil business into an entirely new wholly owned subsidiary, which will be named the Japan Energy Corporation (headquartered at Toranomon 2-chome, Minato-ku, Tokyo, headed by Mitsunori Takahagi, president). To complete the company's makeover and create an agile organizational structure, it will reorganize group operations as of October 1 and implement measures that will provide the financial standing and operational strength necessary to bolster the corporate value of the entire group. The reorganization will entail:

1. Restructuring core business operations (as of October 1, 2003)

(1) Japan Energy Electronic Materials will transfer its electronic materials operations to Nikko Materials Co., Ltd. (headquartered at Toranomon 2-chome, Minato-ku, Tokyo, headed by Masanori Okada, president) and will be absorbed by NMH.

(2) Nippon Mining & Metals Co., Ltd. (headquartered at Toranomon 2-chome, Minato-ku, Tokyo, headed by Kazuo Oki, President) will spin off its metal fabrication business into a new wholly owned subsidiary, Nikko Metal Manufacturing Co., Ltd. (headquartered at Samukawa, Koza, Kanagawa, headed by Yoshimasa Adachi, representative director and president).

(3) As a result of this reorganization, the NMH Group will focus on the operations of

four core companies, Japan Energy, Nippon Mining & Metals, Nikko Metal Manufacturing and Nikko materials.

(See Attachments 1-1 and 1-2 for more details.)

2. Improving financial health

(1) Petroleum Business (Japan Energy Group)

A. Restructuring of affiliated distributors (as of October 1, 2003)

In an effort to strengthen its sales capabilities, Japan Energy will break up or integrate its affiliated distributors in the Tohoku and Metropolitan areas in order to make their operational scale appropriate for the management and operation of service stations.

(2) Non-ferrous Metals Business (Nippon Mining & Metals Group)

Consolidating Copper and Sulfuric Acid Inventories into Pan Pacific Copper Co., Ltd.

Nippon Mining & Metals (NM&M) has a comprehensive business alliance with Mitsui Mining & Smelting Co., Ltd. (MM&S) in copper smelting operations. In order to boost the effect of the alliance, the two companies' joint venture, Pan Pacific Copper Co., Ltd. (headquartered at Toranomon 1-chome, Minato-ku, Tokyo, headed by Takeshi Kurushima, owned 66% by NM&M and 34% by MM&S) will be reorganized to include raw materials procurement, production (smelting and refining of ore will be commissioned to NM&M and MM&S) and sales of refined products. With this reorganization, inventories of copper and sulfuric acid owned by the two companies will be entirely transferred to PPC and consolidated by September 30 to secure more efficient production and inventory control.

NM&M assesses its copper and sulfuric acid inventories on a last in, first out basis. It has seen a divergence between the market value and book value due to the recent decline in copper prices. NM&M estimates that the transfer of the inventory will result in a loss of approximately 7 billion yen (estimated loss of 4 billion yen in consolidated earnings as a result of taxes) during the first half of FY2003.

NM&M expects that this measure will clear away the abovementioned divergence and contribute to restoring a healthy balance sheet.

(3) Electronic Materials Business (Nikko Materials Group)

Consolidation of US Subsidiary, Electronic Materials Manufacturer

Gould Electronics Inc. (headquartered in Ohio, headed by L. J. Huss, president and CEO, a wholly-owned subsidiary of Japan Electronic Materials) deals in the production and sale of electrodeposited copper foil. In order to compensate for the declining demand for electrodeposited copper foil over recent years, it has been focusing on intensive cost reduction and downsizing efforts and implementing drastic restructuring measures through consolidation of its domestic factories.

Nikko Materials USA, Inc. (headquartered in Arizona, headed by Keiji Katagiri, a wholly owned subsidiary of Nikko Materials) deals in the production and sale of target materials. Its sales have been steadily growing thanks to an increasing demand in the semiconductor market.

In light of such circumstances, Gould will be consolidated into NMUS by September 30, 2003, with an aim to strengthen the efficiency and agility of the electronic materials business in the U.S. Gould will be liquidated by March 31, 2004.

This has implications for the estimated loss in the consolidated results for this fiscal year. Take away the loss of 11.3 billion yen in taxes on Japan Electronic Materials' investment to Gould from the loss of 17.8 billion yen from Gould's consolidated results (sum of the operating loss of 4.2 billion and extraordinary loss of 13.6 billion) and we are left with a total loss of 6.5 billion yen

3. Revisions to NMH's Consolidated Results

As a result of the group restructuring described in 1 above and implementation of measures to improve financial health as described in 2 above, as well as changes to the operational environment, the following revisions have been made to the earnings forecast which was announced on May 15, 2003.

The estimated profit for the whole fiscal year will remain as previously forecasted since losses resulting from the group restructuring and implementation of measures to improve financial health were included in the rough estimate. But estimated profits and losses for the interim result will be revised downward since the implementation of measures for strengthening the financial health, which was initially scheduled during the second half, was moved up to the first half.

NMH projects that year-end dividends for fiscal 2003 will remain at 5 yen per share as previously announced.

Exhibit F

September 25, 2003
Nippon Mining Holdings, Inc.

Re: US Affiliated Company's Going Public

To the Press:

AMIS Holdings, Inc. (headquartered in Delaware, headed by Christine King, president and CEO), an equity affiliate of Nippon Mining Holdings, Inc. (headquartered in Toranomon 2-chome, Minato-ku, Tokyo, headed by Yasuyuki Shimizu, president), went public on the Nasdaq International Market on September 24, 2003 (New York time).

Japan Energy Corporation, which owned 100% of AMIS' shares, transferred 80% of its shares to two US venture capitals, Francisco Partners and Citicorp Venture Capital, in December 2000. Today 19.3% of its common shares and 19.5% of its preferred shares are owned by Japan Energy Electronic Materials, Inc. (headquartered at Toranomon 2-chome, Minato-ku, Tokyo, headed by Mitsunori Takahagi, president), a wholly owned subsidiary of Nippon Mining Holdings, Inc.

Exhibit G

October 1, 2003
Nippon Mining Holdings, Inc.

Re: Transfer of Subsidiary Shares

To the Press:

1. Nippon Mining Holdings, Inc. (headquartered in Toranomon 2-chome, Minato-ku, Tokyo, headed by Yasuyuki Shimizu, president) and ORIX Corporation (headquartered in Shiba 3-chome, Minato-ku, Tokyo, headed by Yasuhiko Fujiki, president and COO) agreed that all shares issued by Japaren Co., Ltd. (headquartered in Tennuma 3-chome, Suginami-ku, Tokyo, headed by Masamichi Takano, president), Nippon Mining Holdings' wholly owned subsidiary, be transferred to ORIX as of October 15, 2003.

2. Upon establishment of a holding company on September 27, 2002, the company classified its operating subsidiaries into Core Operating Companies, Independent Operating Companies and Functional Support Companies depending on their business operations. Japaren, which provides car rental services, is one of the Independent Operating Companies and has strived to improve its corporate value with an aim to going public.

3. In response to a recent proposal for acquiring Japaren by the industry leader, ORIX, a decision was made, after careful review and negotiations, to transfer all shares of Japaren owned by Nippon Mining to ORIX with the expectation of further development of Japaren through an alliance with ORIX.

4. After the transfer of shares, Japaren will operate as a car-rental company affiliated with the ORIX Group and continue to strive toward further business expansion under the same brand name.

5. While this share transfer will have only a minor impact on the consolidated financial results of Nippon Mining Group, it will bring down interest-bearing liabilities by approximately 10 billion yen.

RECEIVED
2004 JUL 30 P 4: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit H

RECEIVED
2004 JUL 30 P 4: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

November 10, 2003
Nippon Mining Holdings, Inc.

Re: Launch of a Joint Venture for Precision Rolling/Pressing of Stainless Steel in China
- Nikko Metal Manufacturing Establishes a New Joint Venture -

To the Press:

Nikko Metal Manufacturing Co., Ltd. (headquartered at Samukawa, Koza, Kanagawa, headed by Yoshimasa Adachi, representative director and president), a subsidiary of Nippon Mining Holdings Group, and Woojin Precision Industry Co., Ltd. (headquartered in Chungcheong-bukdo, Republic of Korea, headed by Lee Sang Hun, president) agreed to establish a joint venture, Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd., in Suzhou, Jiangsu Province, PRC for precision rolling and pressing of stainless steel.

Company Profile

(1) Name:	Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd. (tentative)
(2) Address:	Kuatang Zhen Zhengfu Dalou, Singapore-China Industrial Park, Suzhou, PRC
(3) Scheduled date of incorporation: December 2003	
(4) Scheduled date for starting production: April 2005	
(5) Capital:	Approximately 2.7 billion yen (90% owned by Nikko Metal Manufacturing and 10% owned by Woojin Precision Industry)
(6) President:	TBA
(7) Number of employees:	Approximately 450
(8) Sales:	Approximately 5 billion yen
(9) Line of business:	Precision rolling of stainless steel for electron gun components for TVs and springs for IT/automobile components; precision pressing of stainless steel for electron gun components for TVs

RECEIVED
2004 JUL 30 P 4: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit I

To our shareholders

Second Annual Interim Business Report FY 2003
(April 1, 2003 to September 30, 2003)

Nippon Mining Holdings, Inc.
Securities Identification Code: 5016

[P.2]
Dear Shareholders:

Thank you very much for your continued support.

With the first half of our second fiscal year (from April 1, 2003 to September 30, 2003) ending, we would like to take this opportunity to present you with an interim business report for you to review.

The first six-month period of this fiscal year saw an increase in capital investment and export recovery, resulting in an upward trend in corporate revenues. However, the overall Japanese business climate remained harsh throughout the entire period, with the economy remaining stuck in the doldrums as production and consumer spending sank and the unemployment rate soared.

In such a bleak business environment, Nippon Mining Holdings Group has been able to reap a profit in the Petroleum and Non-ferrous Metals segments and implemented a plan to restructure the Electronic Materials segment in the U.S. The Group has also pursued a sure return on investments through business transfers and sale of its shares, leading to improved financial health.

As a result, consolidated net sales increased 4.1% on a year-on-year basis to ¥1,052,365,000,000 yen and the operating income increased 70.9% on a year-on-year basis to 19.344 billion yen, bringing the interim net income to 4.153 billion yen. The Group realized an operating income to net sales ratio of 1.8%, interest-bearing liabilities of 853.4 billion yen and equity ratio of 14.0%. In light of various factors, we have decided to defer interim dividends to shareholders.

Since its establishment in September 2002, Nippon Mining Holdings, Inc. has worked on reorganization efforts to create an organizational basis for more agile

operations, maximizing each core business company's business expertise.

As part of this group reorganization, the Japan Energy Corporation was established on April 1, 2003 to specialize in the petroleum business. On October 1, 2003 the Group's electronic materials business was integrated into Nikko Materials Co., Ltd. Nippon Mining & Metals Co., Ltd. spun off its metal fabrication business into a new wholly owned subsidiary, Nikko Metal Manufacturing Co., Ltd. This completed the Group's reorganization scheme for creating a more agile organizational structure under the operations of four core business companies: Japan Energy Corporation (petroleum), Nippon Mining & Metals Co., Ltd. (resources and non-ferrous metals), Nikko Materials Co., Ltd. (electronic materials) and Nikko Metal Manufacturing Co., Ltd. (metal fabrication).

Nippon Mining Holdings Group is committed to enhancing its corporate value, focusing on "quality over quantity" and placing an "emphasis on profitability" in its operations, and is aiming to improve its profitability and capability to respond to change in a turbulent business environment. The Group's Medium-Term Business Plan for FY2003-FY2005 emphasizes strengthening the revenue base of its core businesses through continued reorganization initiatives for its core businesses, the pursuit of synergy and strategic alliances. The Plan also puts an emphasis on improving and strengthening the Group's financial health by reducing interest-bearing liabilities and increasing equity ratio. The Group is committed to pursuing promising areas and projects that have the potential for operational innovation and growth and seeks to implement such areas and projects into its business opportunities at an early stage. The Group is currently making concerted efforts for administrative and operational reforms and innovation under a new organizational framework that is designed to achieve these goals.

We look forward to the continued support and understanding of our shareholders. Thank you very much.

December 2003

Exhibit J

January 14, 2004
Pan Pacific Copper Co., Ltd.

Re: Loan and Concentrate Purchase Agreement with
Philex Mining Corporation of the Philippines

To the Press:

Pan Pacific Copper (headquartered at Toranomon 1-chome, Minato-ku, Tokyo, headed by Takeshi Kurushima, president and representative director), a joint venture between Nippon Mining & Metals Co., Ltd. (headquartered at Toranomon 2-chome, Minato-ku, Tokyo, headed by Kazuo Oki, president) and Mitsui Mining & Smelting Co., Ltd. (headquartered in Osaki 1-chome, Shinagawa-ku, Tokyo, headed by Hiroshi Makihara, president, representative director and COO), has reached an agreement with Philex Mining Corporation of the Philippines with respect to a loan arrangement for the exploitation of a deeper ore zone at its Padcal mine (operation expected to start at the end of 2005 and end in 2011) and the long-term offtake of copper/gold concentrates to be produced at the mine. PPC and Philex have signed a Letter of Intent, which states:

(1) PPC will provide Philex with a US$15 million loan for the purpose of deeper ore zone development at the Padcal mine.

(2) PPC will offtake approximately 50-70kdmt p.a. of copper/gold concentrate produced at the mine over the course of the life of the mine based on the long-term offtake contract. Concentrates are expected to contain approximately 60g of gold per ton and approximately 25% of copper. (the current offtake is 30-40 kdmt p.a. based on a one-year contract.)

The loan and concentrate purchase will further strengthen PPC's material procurement capacity and have a significant effect on increasing its profitability. The two parties will continue to negotiate further details of the transaction, with the aim of signing a formal agreement by the end of March this year.

Exhibit K

March 9, 2004
Nikko Materials Co., Ltd.

Re: Enhancement of Production Facility for Sputtering Targets for FPDs

To the Press:

1. Nikko Materials Co., Ltd. (headquartered at Toranomon 2-chome, Minato-ku, Tokyo, headed by Masanori Okada, president), an affiliated company of Nippon Mining Holdings Group, operates its electronic materials business on a global scale. It is now enhancing the production capacity for ITO[*1] sputtering targets and thin films used to manufacture FPDs[*2].

*1) Indium tin oxide
*2) Flat panel display. A display device that employs a transparent conductive film. Such devices include liquid crystal, plasma (PDP) and organic electroluminescence (EL) display panels.

Exhibit L

April 5, 2004

Nikko Metal Manufacturing Co., Ltd.
Nippon Mining Holdings Group
3 Kurami, Samukawa, Koza, Kanagawa

Re: Projected Production of Processed Metal Products for the First Half of FY2004

Product	Unit	Projected production 1st Half FY2004	Projected results 2nd Half FY2003	Actual results 1st Half FY2003
Wrought copper and copper alloys	t/6-month period (t/month)	21,000 (3,500)	21,200 (3,540)	19,510 (3,252)
Special steel products	t/6-month period (t/month)	4,800 (800)	5,300 (880)	5,478 (913)
Total	t/6-month period (t/month)	25,800 (4,300)	26,500 (4,420)	24,988 (4,165)

Exhibit M

April 5, 2004

Nippon Mining Holdings Group
Nippon Mining & Metals Co., Ltd.
10-1 Toranomon 2-chome, Minato-ku, Tokyo

Re: Projected Production of Processed Metal Products for the First Half of FY2004

Product	Unit	Projected production 1st Half FY2004	Projected results 2nd Half FY2003	Actual results 1st Half FY2003
Copper	t/6-month period (t/month)	200,000 (33,333)	211,000 (35,167)	203,900 (33,983)
Sulfuric acid	t/6-month period (t/month)	532,000 (88,667)	465,100 (77,517)	519,200 (86,533)
Gold	t/6-month period (t/month)	14,400 (2,400)	17,600 (2,933)	15,600 (2,600)
Silver	t/6-month period (t/month)	120 (20)	127 (21)	152 (25)
Zinc	t/6-month period (t/month)	39,600 (6,600)	41,900 (6,983)	46,000 (7,666)

Note:
1. Figures for copper include production commissioned by Pan Pacific Copper Co., Ltd.
2. Figures for gold include production commissioned by Pan Pacific Copper Co., Ltd.
3. Figures for silver include production commissioned by Pan Pacific Copper Co., Ltd. and production consigned to other manufacturers.
4. Figures for zinc indicate the production volume at joint refineries in Hachinohe and Akita.

Exhibit N

April 7, 2004

Company Name	Nippon Mining Holdings, Inc.
Representative	Yasuyuki Shimizu, President
ID Code	5016
Contact	Nobuyuki Yamaki, Senior Officer Administration Group (IR/Public Relations)
Phone	03-5573-5123

Re: Revisions to Earnings Forecast

In light of the recent trend in our operational performance, the following revisions have been made to the earnings forecast, which was released when the Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2004 was announced on February 12, 2004.

1. Revisions to earnings forecast for FY2003 (from April 1, 2003 to March 31, 2004)

(In millions of yen)

	Net Sales	Operating Income	Net Income for this fiscal year
Previous forecast (A) (Announced on February 12, 2004)	2,190,000	46,500	13,500
Revised forecast (B)	2,220,000	50,000	13,500
Increase or decrease (B-A)	+30,000	+3,500	--
Percentage of increase or decrease	1.4%	7.5%	--%

2. Reasons

Consolidated operating income is expected to increase by 3.5 billion yen to 50 billion yen thanks to increases in both sales and profits in the petroleum business segment. Despite the increase in consolidated operating income, consolidated net income for this fiscal year is expected to remain at 13.5 billion yen due to an extraordinary loss of 3 billion yen resulting from the impairment of fixed assets at our consolidated subsidiary, Nikko Materials USA.

RECEIVED
2004 JUL 30 P 4: 14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit O

RECEIVED
2004 JUL 30 P 4: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 7, 2004

Nippon Mining Holdings, Inc.

Re: Development of Medium-Term Business Plan for FY2004 through FY2006

Since its establishment, Nippon Mining Holdings, Inc. (headquartered in Toranomon 2-chome, Minato-ku, Tokyo, headed by Yasuyuki Shimizu, president) has focused on putting "quality over quantity" and an "emphasis on profitability" in its group operations. It has been moving forward with enthusiastic structural reforms that aim to improve its profitability and financial health based on medium-term business plans.

The company has recently developed a new medium-term business plan for FY2004 through FY2006 as described below. The company is committed to steadily implementing this plan and further enhancing its corporate value.

1. Overview of FY2003

FY2003 provided the basis for this medium-term business plan.

(a) Both operating income and net income are expected to exceed the previous year's levels by a wide margin as a result of structural improvement efforts made by our subsidiaries in addition to the upturn in the business environment lead by the rapid recovery of IT and materials industries.

(b) We moved forward with various measures for loss disposition in order to improve our financial health as well as inventory reduction and sales of unutilized assets. This resulted in a significant reduction of interest-bearing liabilities, which has been one of our major challenges, by 13% (approximately 110 billion+ yen) over the previous year, far ahead of our initial projection.

(c) In light of such earnings recovery, we will raise year-end dividends by two yen over last year to six yen per share.

2. Outline of the Medium-Term Business Plan for FY2004-FY2006

(1) Basic policies

(a) We will accelerate our reform initiatives with an aim to increasing profitability in all business segments and drastically improve our corporate financial health. With a keen eye towards improving our corporate financial health, we will complete all necessary loss disposition measures by the end of FY2004 while complying with all new accounting standards.

(b) We will maximize our profitability potential and enhance our revenue base.

(c) We will actively seek profit-earning opportunities as well as business opportunities that have the potentials for synergy among group companies.

(2) Views on the current business environment

(a) The Chinese economy is expected to achieve a high level of growth well into the foreseeable future and join the US as a world economic leader.

(b) With the recovery of the IT and materials industries, there have been favorable changes in the corporate mindset and the overall domestic economy is expected to see an upturn.

(c) Prices of basic materials such as metals and petrochemicals are rising due to the tight global supply/demand.

(d) With growing demand in China, crude oil prices will remain at a high level.

(e) The stock market remains strong, with less of a concern over drastic declines.

(f) Due to the continued US "twin deficits," the dollar exchange rate will remain weak

3. Medium- and Long-term Business Objectives

Last year Nippon Mining Holdings Group set the following medium- and long-term business objectives based on its overall management resources and potential capabilities:

(a) Consolidated operating income-to-sales ratio of 5% (operating income of 100 billion yen)

(b) Consolidated equity ratio of 25% (equity of 380 billion yen)

(c) Reduction of consolidated interest-bearing liabilities by 300 billion yen (in comparison with March 31, 2003)

Nippon Mining Holdings Group will implement improvement measures worked into this medium-term business plan and successfully reach its final goals set for fiscal 2006. This will create a strong foothold for achieving the plan's objectives.

Exhibit P

RECEIVED
2004 JUL 30 P 4: 14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 21, 2004

Company Name	Nippon Mining Holdings, Inc.
Representative	Yasuyuki Shimizu, President
ID Code	5016
Contact	Nobuyuki Yamaki, Senior Officer Administration Group (IR/Public Relations)
Phone	03-5573-5123

Re: Fire at NMH Group's Consolidated Subsidiary

There was a fire at the Kashima Refinery of Kashima Oil Co., Ltd., a subsidiary of Nippon Mining Holdings Group (a subsidiary of Japan Energy Corporation), today. The details are as described below.

1. Time of incident

Around 5:02 a.m. on Wednesday, April 21

2. Description of incident

A fire broke out in the preheating furnace of the No.1 crude oil desulfurization facility. There is no danger to other facilities and we are now working to bring the fire under control. There were no casualties from the fire. The cause of fire is now under investigation.

All operations at Kashima Refinery are currently suspended for safety reasons with the exception of shipping procedures.

3. Additional comment

The damage caused by the fire and the likely impact on our profits are now being reviewed.

Exhibit Q

June 3, 2004

Yasuyuki Shimizu, President
Nippon Mining Holdings, Inc.
2-10-1 Toranomon, Minato-ku, Tokyo

Invitation to the Second General Meeting of Shareholders

To Our Shareholders:

We hereby invite you to the Second General Meeting of Shareholders (see details below).
If you are unable to attend the meeting, please review the General Meeting of Shareholders Reference Materials which accompanying this notice, fill out the enclosed voting form, sign and return it no later than Thursday, June 24, 2004.

1. Time and date:Friday, June 25, 2004, 10:00 a.m.

2. Place Nissho Hall, Nihon Shobo Kaikan 2F
2-9-16 Toranomon, Minato-ku, Tokyo

3. Meeting Agenda:

Matters to be reported:
Financial Report, Balance Sheet and Profit and Loss Statement for the second fiscal year (from April 1, 2003 to March 31, 2004)

Matters to be resolved:

1. Approval for proposed appropriation of earnings for the second fiscal year.
2. Amendments to the Company's Articles of Incorporation, the details of which are as set forth in the attached Reference Material for the General Meeting of Shareholders.
3. Election of 3 directors.
4. Election of 2 corporate auditors.
5. Retirement and special service allowances for retiring board members and auditors.

Exhibit R

June 25, 2004

Yasuyuki Shimizu, President
Nippon Mining Holdings, Inc.
2-10-1 Toranomon, Minato-ku, Tokyo

Report of the Second Ordinary General Meeting of Shareholders

To Our Shareholders:

Please be notified that the following actions were taken at the Second Ordinary General Meeting of Shareholders held today.

Matters reported: Financial Report, Balance Sheet and Profit and Loss Statement for the second fiscal year (from April 1, 2003 to March 31, 2004)

The above accounting documents were presented and explained.

Resolutions:

1. Approval for proposed appropriation of earnings for the second fiscal year.

   This proposal was approved and passed in its original form.
   (Cash dividends of 6 yen per share)

2. Amendments to the article of incorporation

   This proposal was approved and passed in its original form, and necessary amendments were made.

3. Election of 3 directors

   Kiyonobu Sugiuchi, Yoshimasa Adachi and Yukio Uchida were newly elected, and each took the office.

4. Election of 2 corporate auditors

   Shinji Oho and Shigeru Mase were newly elected, and each took the office. Sota Kobayashi and Takaaki Fuchita are external auditors as prescribed under Section 1 of Article 18 of the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing.

5. Retirement and special service allowances for retiring board members and auditors

Resolution was passed with regard to retirement and special service allowances to be paid to Isao Matsushita, a retiring director, and Tsuyoshi Tsuji and Takaaki Fuchita, retiring auditors, within reasonable bounds in accordance to the Company's standards. The amount, time and method of payment to the retiring director and the retiring auditor shall be left to the discretion of the Board of Directors and Corporate Auditors respectively.